Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of TC PipeLines GP, Inc., General Partner of TC PipeLines, LP:

We have audited the accompanying consolidated balance sheets of TC PipeLines GP, Inc. (a Delaware corporation) as of December 31, 2009 and 2008. These consolidated balance sheets are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated balance sheets based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Calgary, Canada

February 24, 2010

CONSOLIDATED BALANCE SHEETS

TC PipeLines GP, Inc.

December 31 (millions of dollars)	2009	2008(a)

Assets
Current assets
Cash and cash equivalents	3.1	8.4
Accounts receivables and other	8.6	11.4
Due from affiliates (Note 10)	—	2.0
	11.7	21.8
Investment in Great Lakes (Note 3)	691.2	704.5
Investment in Northern Border (Note 4)	523.0	514.8
Plant, property and equipment (Note 5)	318.0	330.3
Goodwill (Note 6)	130.2	130.2
Other assets	1.0	1.5
	1,675.1	1,703.1

Liabilities and Stockholder’s Equity
Current liabilities
Accounts payable	4.5	5.3
Accrued interest	1.3	3.7
Due to affiliates (Note 10)	2.5	—
Current portion of long-term debt (Note 7)	53.4	4.4
Current portion of fair value of derivative contracts (Note 12)	12.9	11.8
	74.6	25.2
Long-term debt (Note 7)	487.9	532.4
Fair value of derivative contracts and other (Note 12)	11.6	20.4
Deferred income tax (Note 8)	28.4	24.4
	602.5	602.4
Due to North Baja’s former parent	—	247.5
Non-controlling interests (Note 6)	945.5	811.6
Stockholder’s equity (Note 9)
Common stock ($0.01 par value per share; 1,000 shares authorized; 100 shares issued)	—	—
Additional paid-in capital	108.0	22.2
Retained earnings	22.5	24.2
Accumulated other comprehensive loss	(3.4)	(4.8)
	127.1	41.6
	1,675.1	1,703.1

(a) Recast as discussed in Note 2 & Note 6.

The accompanying notes are an integral part of these consolidated balance sheets.

NOTES TO CONSOLIDATED BALANCE SHEETS

NOTE 1                            ORGANIZATION

TC PipeLines GP, Inc. (the GP), a Delaware corporation, was formed by TransCanada PipeLines Limited in December 1998 to become the general partner of TC PipeLines, LP (the LP), a Delaware limited partnership. The GP and the LP are collectively referred to herein as “the Company”. On May 15, 2003, TransCanada PipeLines Limited became a wholly-owned subsidiary of TransCanada Corporation (collectively referred to herein as TransCanada). The GP is a wholly-owned subsidiary of TransCanada.

At December 31, 2009, the GP held a two per cent general partner interest in the LP and also owned 5,797,106 common units, representing an effective 14.3 per cent limited partner interest in the LP. By virtue of the GP’s performance of all management and operating functions required by the LP pursuant to the Amended and Restated Agreement of Limited Partnership of TC PipeLines, LP, the GP has control of the operating and financial policies of the LP.

The LP is a publicly traded partnership. Common units of the LP are listed on the NASDAQ Global Market and trade under the symbol “TCLP.” As at December 31, 2009, the LP owned the following interests in natural gas pipeline systems (together, our pipeline systems):

•                  a 46.45 per cent general partner interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes), a Delaware limited partnership. Great Lakes owns a 2,115-mile pipeline that transports natural gas serving markets in Minnesota, Wisconsin, Michigan and Eastern Canada;

•                  a 50 per cent general partner interest in Northern Border Pipeline Company (Northern Border), a Texas general partnership. Northern Border owns a 1,249-mile U.S. interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the Midwestern U.S.;

•                  a 100 per cent interest in North Baja Pipeline, LLC (North Baja), a Delaware limited liability company. North Baja owns an 80-mile U.S. interstate pipeline system that transports natural gas between an interconnection with El Paso Natural Gas Company near Ehrenberg, Arizona and an interconnection near Ogilby, California on the California/Mexico border with the Gasoducto Bajanorte natural gas pipeline system; and

•                  a 100 per cent interest in Tuscarora Gas Transmission Company (Tuscarora), a Nevada general partnership. Tuscarora owns a 240-mile U.S. interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of Gas Transmission Northwest Corporation, a wholly-owned subsidiary of TransCanada, to a terminus in Northern Nevada.

NOTE 2                            SIGNIFICANT ACCOUNTING POLICIES

a)              Basis of Presentation and Use of Estimates

The accompanying consolidated balance sheets and related notes present the financial position of the Company as of December 31, 2009 and 2008. The preparation of consolidated balance sheets in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets. Although management believes these estimates are reasonable, actual results could differ from these estimates. Amounts are stated in United States dollars. Certain comparative figures have been reclassified to conform to the current year’s presentation.

b)              Principles of Consolidation

The consolidated balance sheets include the accounts of the GP and the LP. The GP controls the operations of the LP through its two per cent general partner interest. All significant intercompany transactions and accounts have been eliminated on consolidation. The Company uses the equity method of accounting for its investments in Great Lakes and Northern Border, over which it is able to exercise significant influence. The Company consolidates its investments in Tuscarora and North Baja.

On July 1, 2009, TC PipeLines, LP acquired a 100 per cent interest in North Baja from TransCanada. The acquisition was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of North Baja were recorded at TransCanada’s carrying value and the Company’s historical financial information was recast to include the acquired entity for all periods presented on a consolidated basis. Refer to Note 6 for additional disclosure regarding the North Baja acquisition.

c)              Cash and Cash Equivalents

The Company’s short-term investments with original maturities of three months or less are considered to be cash equivalents and are recorded at cost, which approximates market value.

d)              Plant, Property and Equipment

Plant, property and equipment of North Baja and Tuscarora is stated at original cost. Costs of restoring the land above and around the pipeline are capitalized to pipeline facilities and depreciated over the remaining life of the related pipeline facilities. Depreciation of pipeline facilities and compression equipment is provided on a straight-line composite basis over the estimated useful life of the pipeline and compression equipment of 25 to 30 years. Metering and other is depreciated on a straight-line basis over the estimated useful lives of the equipment, which range from 3 to 30 years. Repair and maintenance costs are expensed as incurred. Costs that are considered a betterment are capitalized. An allowance for funds used during construction, using the rate of return on rate base approved by the Federal Energy Regulatory Commission (FERC), is capitalized and included in the cost of plant, property and equipment. Amounts included in construction work in progress are not amortized until transferred into service.

The Company assesses its long-lived assets for impairment based on Accounting Standards Codification (ASC) 360-10-35 Property, Plant, and Equipment — Overall — Subsequent Measurement. A long-lived asset is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may exceed the undiscounted cash flows expected to be generated by the asset. If the carrying amount exceeds the undiscounted cash flows, impairment is recognized to the extent the carrying amount exceeds its fair value.

e)              Revenue Recognition

Transmission revenues relate to North Baja and Tuscarora, and are recognized in the period in which the service is provided. When a rate case is pending final FERC approval, a portion of the revenue collected is subject to possible refund. As of December 31, 2009, 2008 and 2007, the Company has not recognized any transmission revenue that is subject to refund.

f)                Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with Accounting Standards Codification (ASC) 740-10 & 740-30, Accounting for Income Taxes. Under this standard, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

g)             Acquisitions and Goodwill

The Company accounts for business acquisitions from third parties using the purchase method of accounting and accordingly the assets and liabilities of the acquired entities are recorded at their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired is attributed to goodwill. Goodwill is not amortized for accounting purposes; however, it is tested on an annual basis for impairment, or more frequently if any indicators of impairment are evident.

The Company accounts for business acquisitions between entities under common control using a method similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are recorded at TransCanada’s carrying value and the Company’s historical financial information is recast to include the acquired entities for all periods presented. If the fair market value paid for the acquired entities is greater than the recorded net assets of the acquired entities, the excess purchase price paid is recorded as a reduction to Stockholder’s Equity.

h)             Derivative Financial Instruments and Hedging Activities

The Company utilizes derivative and other financial instruments to manage its exposure to changes in interest rates. Derivatives and other hedging instruments must be designated as hedges and be effective to qualify for hedge accounting. For cash flow hedges, unrealized gains or losses relating to derivatives are recognized as other comprehensive income. In the event that a derivative does not meet the designation or effectiveness criteria, any unrealized gain or loss on the instrument is recognized immediately in earnings.

If a derivative that previously qualified as a hedge is settled, de-designated or ceases to be effective, the gain or loss at that date is recognized in the same period and in the same financial statement category as the corresponding hedged transactions. If a hedged anticipated transaction is no longer probable to occur, related gains or losses are immediately recognized in earnings and amounts previously recognized in other comprehensive income are reclassified to earnings prospectively. Costs associated with the purchase of certain hedging instruments are deferred and amortized against interest expense.

i)                Asset Retirement Obligation

ASC 410 Asset Retirement and Environmental Obligations, provides accounting requirements for the recognition and measurement of liabilities associated with the retirement of tangible long-lived assets. Under the standard, these liabilities are recognized at fair value as incurred and capitalized as part of the cost of the related tangible long-lived assets. Accretion of the liabilities due to the passage of time is classified as an operating expense. Retirement obligations associated with long-lived assets included within the scope of ASC 410 are those for which a legal obligation exists under enacted laws, statutes, ordinances, or written or oral contracts, including obligations arising under the doctrine of promissory estoppel.

No amount is recorded for asset retirement obligations relating to the assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the inability to determine the scope and timing of the asset retirements.

j)                Government Regulation

North Baja and Tuscarora, the LP’s wholly-owned pipeline systems, are subject to regulation by the FERC. The Company’s accounting policies conform to ASC 980 — Regulated Operations. Accordingly, certain assets or liabilities that result from the regulated ratemaking process may be recorded that would not be recorded under GAAP for non-regulated entities. The Company regularly evaluates the continued applicability of ASC 980, considering such factors as regulatory changes, the impact of competition, and the ability to recover regulatory assets. As of December 31, 2009 and 2008, the Company has no regulatory assets or liabilities, other than the allowance for funds used during construction that is capitalized and included in plant, property and equipment.

k)            Debt Issuance Costs

Costs related to the issuance of debt are deferred and amortized using the effective interest rate method over the term of the related debt.

NOTE 3                            INVESTMENT IN GREAT LAKES

On February 22, 2007, the LP acquired a 46.45 per cent general partner interest in Great Lakes. TransCanada, which previously held a 50 per cent interest in Great Lakes, acquired the other 3.55 per cent general partner interest concurrent with the LP’s acquisition of its interest. On the same day, a wholly-owned subsidiary of TransCanada acquired 100 per cent ownership of the operator of Great Lakes. Great Lakes is regulated by the FERC and its accounting policies conform to ASC 980 — Regulated Operations.

TC GL Intermediate Limited Partnership, as one of the general partners, may be exposed to the commitments and contingencies of Great Lakes. The Company wholly owns TC GL Intermediate Limited Partnership.

On November 19, 2009, the FERC issued an order in FERC Docket No. RP10-149 (November 2009 Order) instituting an investigation, pursuant to Section 5 of the Natural Gas Act (GL Rate Proceeding). The FERC alleged, based on a review of certain historical information, that Great Lakes’ revenues might substantially exceed Great Lakes actual cost of service and therefore may be unjust and unreasonable. On February 4, 2010, Great Lakes filed a cost and revenue study (GL Cost and Revenue Study) in response to the November 2009 Order. The GL Cost and Revenue Study supports Great Lakes’ current rates and shows that if Great Lakes filed to reset its rates, these rates should be above Great Lakes’ current rates.  The GL Cost and Revenue Study reflects the increased risk of de-contracting on the Great Lakes system which may result in decreases to overall long-term, daily and short-term firm transportation revenues, and interruptible transportation revenues, as compared to prior periods.

In the absence of a settlement, a hearing in the GL Rate Proceeding is scheduled for early August 2010 and an initial decision by the Administrative Law Judge is expected in November 2010. Should the FERC determine as a result of these proceedings, that Great Lakes’ rates are not just and reasonable; the FERC could order Great Lakes to reduce its rates prospectively. Great Lakes’ has expressed interest in pursuing settlement discussions with the FERC and interveners with the aim of bringing certainty to Great Lakes’ rates.

The Company uses the equity method of accounting for its investment in Great Lakes. Great Lakes had no undistributed earnings for the year ended December 31, 2009 and 2008.

The following table contains summarized consolidated balance sheet information for Great Lakes as at December 31, 2009 and 2008:

Summarized Consolidated Great Lakes Balance Sheet

December 31 (millions of dollars)	2009	2008

Assets
Cash and cash equivalents	0.1	1.6
Other current assets	83.0	80.2
Plant, property and equipment, net	873.3	923.4
	956.4	1,005.2

Liabilities and Partners’ Equity
Current liabilities	40.3	43.0
Deferred credits and other	3.8	2.3
Long-term debt, including current maturities	411.0	430.0
Partners’ capital	501.3	529.9
	956.4	1,005.2

NOTE 4         INVESTMENT IN NORTHERN BORDER

The LP owns a 50 per cent general partner interest in Northern Border. The other 50 per cent partnership interest in Northern Border is held by ONEOK Partners, L.P., a publicly traded limited partnership. Northern Border is regulated by the FERC and its accounting policies conform to ASC 980 — Regulated Operations. Northern Border is operated by TransCanada.

TC PipeLines Intermediate Limited Partnership, as one of the general partners, may be exposed to the commitments and contingencies of Northern Border. The Company wholly owns TC PipeLines Intermediate Limited Partnership.

The Company uses the equity method of accounting for its investment in Northern Border. Northern Border had no undistributed earnings for the years ended December 31, 2009 and 2008.

On February 2, 2009, Northern Border received a Notice of Violation (NOV) from the United States Environmental Protection Agency alleging that Northern Border was in violation of certain regulations pursuant to the Clean Air Act regarding a compressor station on its system. Northern Border disputes the NOV. At this time, Northern Border is unable to reasonably estimate the cost of any associated corrective action or the possibility or amount of any penalty, but does not expect such amounts to be material to its financial condition.

The following table contains summarized balance sheet information for Northern Border as at December 31, 2009 and 2008:

Summarized Northern Border Balance Sheet

December 31 (millions of dollars)	2009	2008

Assets
Cash and cash equivalents	16.9	21.6
Other current assets	30.2	39.1
Plant, property and equipment, net	1,343.1	1,390.8
Other assets	24.2	24.5
	1,414.4	1,476.0

Liabilities and Partners’ Equity
Current liabilities	38.0	48.7
Deferred credits and other	8.3	11.2
Long-term debt, including current maturities	564.6	630.4
Partners’ equity
Partners’ capital	806.6	791.4
Accumulated other comprehensive loss	(3.1)	(5.7)
	1,414.4	1,476.0

NOTE 5         PLANT, PROPERTY AND EQUIPMENT

	2009			2008(a)
		Accumulated	Net Book		Accumulated	Net Book
December 31 (millions of dollars)	Cost	Depreciation	Value	Cost	Depreciation	Value
Pipeline	279.6	90.7	188.9	279.5	81.3	198.2
Compression	113.4	20.5	92.9	112.8	16.4	96.4
Metering and other	37.5	7.1	30.4	37.1	5.9	31.2
Under construction	5.8	—	5.8	4.5	—	4.5
	436.3	118.3	318.0	433.9	103.6	330.3

(a) Recast as discussed in Note 2 & 6.

NOTE 6         ACQUISITIONS AND REVISED INCENTIVE DISTRIBUTION RIGHTS

On July 1, 2009, the LP acquired a 100 per cent interest in North Baja, a Delaware limited liability company, from TransCanada. The North Baja pipeline system extends from an interconnection with El Paso Natural Gas Company near Ehrenberg, Arizona to a point near Ogilby, California on the California/Mexico border where it connects with the Gasoducto Bajanorte natural gas pipeline system owned by Sempra Energy International. North Baja is regulated by the FERC and is operated by TransCanada.

The purchase price of $271.4 million was financed through a combination of (i) a draw of $170.0 million on the LP’s $250.0 million revolving portion of its revolving credit and term loan agreement (Senior Credit Facility), (ii) issuance of 2,609,680 common units at $30.042 per common unit to TransCanada for gross proceeds of $78.4 million (iii) approximately $21.4 million of cash on hand. In addition, the GP maintained its two per cent general partner interest in the LP by contributing $1.6 million to the LP.

The acquisition of North Baja was accounted for as a transaction between entities under common control, similar to a pooling of interests, whereby the assets and liabilities of North Baja were recorded at TransCanada’s carrying value and the Company’s historical financial information was recast to include North Baja for all periods presented. The purchase price was recorded as follows: Working capital of $2.0 million; Plant, property and equipment of $193.5 million; Goodwill of $48.5 million; Other assets of $0.1 million; and Other long-term liabilities of $0.4 million. As the fair value paid for North Baja was greater than the recorded net assets of North Baja, the excess purchase price paid of $27.7 million was recorded as a reduction to Stockholder’s Equity.

The LP agreed to acquire an expansion of the North Baja pipeline from the Mexico/Arizona border to Yuma City, Arizona for an additional sum of up to $10.0 million if TransCanada completed the expansion by June 30, 2010. The expansion is currently under construction and is expected to be completed in March 2010. The purchase price has yet to be determined. This acquisition will be accounted for when the transaction occurs.

Concurrent with the acquisition of North Baja, the LP entered into an exchange agreement with the Company pursuant to which the LP issued 3,762,000 new common units to the Company and provided for revised incentive distribution rights (Revised IDRs) in exchange for the cancellation of the incentive distribution rights available to the Company (Old IDRs) under the Amended and Restated Agreement of Limited Partnership.

Under the terms of the Revised IDRs, the distributions to the general partner were reset to two per cent, down from the general partner distribution levels of the Old IDRs at 50 per cent (for combined general partner interest and incentive distribution interest). The incentive distribution levels of the Revised IDRs will result in increased combined distributions to the general partner (for general partner interest and incentive distribution interest) of 15 per cent and a maximum of 25 per cent when quarterly distributions increase to $0.81 and $0.88 per common unit or $3.24 and $3.52 per common unit on an annualized basis, respectively.

NOTE 7         CREDIT FACILITIES AND LONG-TERM DEBT

December 31 (millions of dollars)	2009	2008

Senior Credit Facility	484.0	475.0
7.13% Series A Senior Notes due 2010	48.2	51.3
7.99% Series B Senior Notes due 2010	4.4	5.0
6.89% Series C Senior Notes due 2012	4.7	5.5
	541.3	536.8

The LP’s Senior Credit Facility consists of a $475.0 million senior term loan and a $250.0 million senior revolving credit facility with a banking syndicate. In accordance with the Senior Credit Facility agreement, once repaid, a senior term loan cannot be re-borrowed. In 2009, none of the senior term loan was repaid (2008 - $13.0 million); therefore, $475.0 million remained outstanding under the senior term loan at December 31, 2009. $9.0 million was outstanding under the revolving portion of the Senior Credit Facility at December 31, 2009 (2008 - $nil), leaving $241.0 million available for future borrowings.

The Senior Credit Facility matures on December 12, 2011, subject to two one-year extensions at the option of the LP and with the approval of a majority of the lenders thereunder. Amounts borrowed may be repaid in part, or in full, prior to that time without penalty. Borrowings under the Senior Credit Facility will bear interest based, at the LP’s election, on the London Interbank Offered Rate (LIBOR) or the prime rate plus, in either case, an applicable margin. There was $484.0 million outstanding under the Senior Credit Facility at December 31, 2009 (2008 - $475.0 million). The interest rate on the Senior Credit Facility averaged 1.42 per cent for the year ended December 31, 2009 (2008 — 3.75 per cent). After hedging activity, the interest rate incurred on the Senior Credit Facility averaged 4.10 per cent for the year ended December 31, 2009 (2008 — 5.15 per cent). Prior to hedging activities, the interest rate was 0.97 per cent at December 31, 2009 (2008 — 2.67 per cent). At December 31, 2009, the LP was in compliance with its financial covenants, in addition to the other covenants which include restrictions on entering into mergers, consolidations and sales of assets, granting liens, material amendments to the Partnership Agreement, incurring additional debt and distributions to unitholders.

Series A, B and C Senior Notes are secured by Tuscarora’s transportation contracts, supporting agreements and substantially all of Tuscarora’s property. The note purchase agreements contain certain provisions that include, among other items, limitations on additional indebtedness and distributions to partners. On December 21, 2010, the Series A and B Senior Notes will mature. As market conditions dictate, the Company intends to refinance this debt with either fixed-rate or variable-rate debt.

The principal repayments required on the long-term debt are as follows:

(millions of dollars)
2010	53.4
2011	484.8
2012	3.1
541.3

NOTE 8         INCOME TAXES

Deferred income tax liabilities of $28.4 million for 2009 (2008 - $24.4 million) arise from the Company’s investments having higher book basis than tax basis.

NOTE 9         STOCKHOLDER’S EQUITY

A wholly-owned subsidiary of TransCanada holds 100 common shares representing 100 per cent of the issued common stock of the Company. On October 22, 2009, the Company declared a distribution of $12.0 million in the form of a dividend to a wholly-owned subsidiary of TransCanada (October 17, 2008 - $10.0 million).

On November 18, 2009, the LP completed a public offering of 5,000,000 common units at $38.00 per common unit for gross proceeds of $190.0 million and net proceeds of $181.8 million after unit issuance costs. In addition, the Company maintained its two per cent general partner interest in the LP by contributing $3.8 million to the LP in connection with the offering.

NOTE 10       RELATED PARTY TRANSACTIONS

The Company does not have any employees. The management and operating functions are provided by TransCanada. TransCanada does not receive a management fee in connection with its management of the Company. The Company reimburses TransCanada for all costs of services provided, including the costs of employee, officer and director compensation and benefits, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Company. Such costs include (i) overhead costs (such as office space and equipment) and (ii) out-of-pocket expenses related to the provision of such services. Total costs charged to the Company by TransCanada were $2.1 million for the year ended December 31, 2009 (2008 - $2.1 million).

As operator, TransCanada and its affiliates provide capital and operating services to the Company’s pipeline systems. TransCanada and its affiliates incur costs on behalf of the Company’s pipeline systems, including, but not limited to, employee salary and benefit costs, property and liability insurance costs.

Costs charged to the Company’s pipeline systems for the years ended December 31, 2009 and 2008 by TransCanada and its affiliates and amounts payable to TransCanada and its affiliates at December 31, 2009 and 2008 are summarized in the following tables:

Year ended December 31 (millions of dollars)	2009	2008

Costs charged by TransCanada and its affiliates:
Great Lakes	33.8	34.3
Northern Border(a)	25.5	30.5
North Baja(b)	2.9	4.7
Tuscarora	3.0	3.7
Impact on the Partnership’s net income:
Great Lakes	14.3	14.2
Northern Border	12.3	12.9
North Baja(b)	2.4	2.7
Tuscarora	2.8	2.7

December 31 (millions of dollars)	2009	2008

Amount payable to/(receivable from) TransCanada and its affiliates:
Great Lakes	6.6	4.5
Northern Border	2.6	2.8
North Baja(b)	(1.6)	(2.5)
Tuscarora	0.6	0.8

(a) Northern Border’s costs charged by TransCanada and its affiliates include $2.0 million of charges related to Bison Pipeline LLC through the effective date of the sale.

(b) Recast as discussed in Note 2 and Note 6.

Great Lakes earns transportation revenues from TransCanada and its affiliates under fixed priced contracts with remaining terms ranging from one to eight years. Great Lakes earned $142.4 million of transportation revenues under these contracts in 2009 (2008 - $144.1 million). This amount represents 49 per cent of total revenues earned by Great Lakes in 2009 (2008 — 50 per cent). $66.1 million of affiliated revenue is included in the Company’s equity income from Great Lakes in 2009 (2008 - $67.0 million). At December 31, 2009, $12.9 million was included in Great Lakes’ receivables in regards to the transportation contracts with TransCanada and its affiliates (2008 - $12.7 million).

Great Lakes has 831 thousand dekatherms per day (MDth/d)of longhaul capacity under contract expiring on October 31, 2010 with its largest shipper, TransCanada. On November 3, 2009, Great Lakes and TransCanada renewed contracts through October 31, 2011 for 470 MDth/d of capacity and agreed that Great Lakes would provide other transportation services. The contract for the remaining 361 MDth/d of longhaul capacity will expire October 31, 2010.

In August 2008, Northern Border sold its wholly-owned subsidiary, Bison Pipeline LLC, to TransCanada for $20.0 million. In connection with this transaction, Northern Border recorded a gain on sale of $16.2 million, of which the LP’s share is $8.1 million.

Northern Border’s Des Plaines Project consists of the construction, ownership and operation of interconnect facilities near Joliet, Illinois. In June 2008, in connection with the Des Plaines Project, Northern Border and ANR Pipeline Company (ANR), a wholly-owned subsidiary of TransCanada, entered into an Interconnect Agreement, which provided that Northern Border would reimburse ANR for the cost of the interconnect facilities to be owned by ANR. In June 2008, Northern Border paid ANR $0.5 million.

Effective February 2008, the GP entered into a Cash Management Agreement with TransCanada PipeLine USA Ltd. (TCPL USA), a wholly-owned subsidiary of TransCanada. In relation to the Cash Management Agreement, $3.0 million (2008 — $3.7 million) was receivable from TCPL USA as at December 31, 2009.

The GP is a party to a Tax Allocation Agreement with TCPL USA and all of TCPL USA’s wholly-owned subsidiaries, where the GP is required to pay its share of allocated income taxes to TCPL USA. TCPL USA is required to file tax returns and pay income taxes on a consolidated basis which includes the GP’s share. In relation to the Tax Allocation Agreement, $5.5 million was due to TCPL USA as at December 31, 2009 (2008 - $1.7 million).

NOTE 11       CAPITAL REQUIREMENTS

In the first quarter of 2009, the LP made an equity contribution of $4.3 million to Northern Border, representing the LP’s 50 per cent share of an $8.6 million cash call issued by Northern Border to complete the Des Plaines Project. In the third quarter of 2009, the LP made an equity contribution of $38.0 million, representing the LP’s 50 per cent share of a $76.0 million cash call issued by Northern Border to partially fund $200.0 million of debt which matured on September 1, 2009.

NOTE 12       DERIVATIVE FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, accounts receivable and other, accounts payable and accrued liabilities, and accrued interest approximate their fair values because of the short maturity or duration of these instruments, or because the instruments carry a variable rate of interest or a rate that approximates current rates. The fair value of the Company’s long-term debt is estimated by discounting the future cash flows of each instrument at estimated current borrowing rates.

The estimated fair values of the Company’s long-term debt as of December 31, 2009 and 2008 are as follows:

	2009		2008
December 31 (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value

Senior Credit Facility	484.0	484.0	475.0	475.0
Series A Senior Notes	48.2	50.8	51.3	52.3
Series B Senior Notes	4.4	4.7	5.0	5.2
Series C Senior Notes	4.7	5.2	5.5	5.4
	541.3	544.7	536.8	537.9

The Company’s long-term debt results in exposures to changing interest rates. The Company uses derivatives to assist in managing its exposure to interest rate risk.

The interest rate swaps and options are structured such that the cash flows match those of the Senior Credit Facility. The notional amount hedged was $375.0 million at December 31, 2009 (2008 - $475.0 million). $300.0 million of variable-rate debt is hedged by an interest rate swap through December 12, 2011, where the weighted average fixed interest rate paid is 4.89 per cent. $75.0 million of variable-rate debt is hedged by an interest rate swap during the period from February 29, 2008 through February 28, 2011, where the fixed interest rate paid is 3.86 per cent. $100.0 million of variable-rate debt was hedged by an interest rate option through May 22, 2009 at an interest rate range between a weighted average floor of 4.09 per cent and a cap of 5.35 per cent. In addition to these fixed rates, the LP pays an applicable margin in accordance with the Senior Credit Facility agreement.

Under ASC 820 — Fair Value Measurements and Disclosures, financial instruments are recorded at fair value on a recurring basis and are categorized into one of three categories based upon a fair value hierarchy. The Company has classified all of its derivative financial instruments as Level II where the fair value is determined by using valuation techniques that refer to observable market data or estimated market prices. At December 31, 2009, the fair value of the interest rate swaps accounted for as hedges was negative $23.8 million (2008 - negative $31.7 million), of which $12.9 million is classified as a current liability (2008 - $11.8 million). The fair value of the interest rate swaps was calculated using the year end interest rate; therefore, it is expected that this fair value will fluctuate over the year as interest rates change.

NOTE 13       ACCOUNTS RECEIVABLE AND OTHER

December 31 (millions of dollars)	2009	2008(a)
Accounts receivable	7.4	9.0
Inventory	0.6	0.6
Prepayments	0.5	0.5
Other assets	0.1	1.3
	8.6	11.4

(a) Recast as discussed in Note 2 and Note 6.

NOTE 14       SUBSEQUENT EVENTS

On January 19, 2010, the Board of Directors of the Company declared the LP’s fourth quarter 2009 cash distribution in the amount of $0.73 per common unit. The fourth quarter cash distribution which was paid on February 12, 2010 to unitholders of record as of January 31, 2010, totaled $34.4 million and was paid in the following manner: $33.7 million to common unitholders (including $4.2 million to the Company as holder of 5,797,106 common units and $8.2 million to TransCanada as holder of 11,287,725 common units) and $0.7 million to the Company in respect of its two per cent general partner interest. The cash distribution represents an annual cash distribution of $2.92 per common unit.

Great Lakes declared and paid its fourth quarter 2009 distribution of $33.7 million on February 1, 2010, of which the LP received its 46.45 per cent share or $15.7 million.

Northern Border declared and paid its fourth quarter 2009 distribution of $32.8 million on February 1, 2010, of which the LP received its 50 per cent share or $16.4 million.

The Company has evaluated subsequent events from January 1, 2010 through February 24, 2010, which represents the date the financial statements were issued.